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                              June 5, 2023

       Adam Larson
       Chief Financial Officer
       Cottonwood Communities, Inc.
       1245 E. Brickyard Road, Suite 250
       Salt Lake City, UT 84106

                                                        Re: Cottonwood
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 24,
2023
                                                            Response dated
February 17, 2023
                                                            File No. 000-56165

       Dear Adam Larson:

              We have limited our review of your filing to the financial statements and related disclosures as well as to your February 17, 2023 response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our January 18,
       2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchases of Equity Securities
       Funds From Operations, page 46

   1. We have reviewed your response to comment 1. In your response you state that the
                                                        Performance Allocation
is compensation to the Advisor for services it provides under the advisory and operating
partnership agreements. It appears your exclusion of the
                                                        performance
participation allocation from your presentation of Core FFO is inconsistent with Question 100.01 of
the Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations, as the
performance participation allocation appears to represent a normal,
 Adam Larson
Cottonwood Communities, Inc.
June 5, 2023
Page 2
         recurring, cash operating expense necessary to operate your business. Please revise your calculation of Core FFO to omit the adjustment for performance participation allocation.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

2. We note your disclosure that offering costs are paid through an adjustment to the purchase price of the share or the distribution. We further note your disclosure on page 42 that there is a distribution fee for the Class T and Class D shares. We further note your sale of
         Class T and Class D shares during 2022 on your Consolidated Statements of
         Stockholders    Equity. Please address the following:
             Please clarify for us and in your filing if you have recorded a liability for offering costs that are not paid upfront.
             To the extent you do not record a liability for such offering cost, please tell us your basis in U.S. GAAP for not recording such liability. Within your response, please reference the authoritative accounting literature management relied upon.
             Please tell us the amount of such offering costs, if any, that have not been accrued as of December 31, 2022 and March 31, 2023.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Jennifer Monick at
202-551-
3295 with any questions.



FirstName LastNameAdam Larson                                  Sincerely,
Comapany NameCottonwood Communities, Inc.
                                                               Division of
Corporation Finance
June 5, 2023 Page 2                                            Office of Real
Estate & Construction
FirstName LastName